UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)
MEDASSETS, INC.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

584045108
(CUSIP Number)

Welsh, Carson, Anderson & Stowe IX, L.P.	Ropes & Gray LLP
320 Park Avenue, Suite 2500	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Jonathan M. Rather	Attn: Othon A. Prounis, Esq.
Tel: (212) 893-9500	Anthony J. Norris, Esq.
Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 16, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /___/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	5,013,657
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	5,013,657
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,013,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.3%
14.	TYPE OF REPORTING PERSON		PN

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS IX Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	5,013,657
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	5,013,657
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,013,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.3%
14.	TYPE OF REPORTING PERSON		OO

* This page reflects beneficial ownership by WCAS IX Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe IX, L.P.

Amendment No. 1 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 12, 2008 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are amended and restated to read in their entirely as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The percentages below are calculated based on a total of 53,886,525 shares of Common Stock outstanding as of November 10, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2008.

(a)-(b) WCAS IX is the beneficial owner of 5,013,657 shares of Common Stock, which constitutes approximately 9.3% of the Common Stock outstanding. WCAS IX and WCAS IX Associates may be deemed to have shared power to vote and shared power to dispose of such 5,013,657 shares of Common Stock.

The Patrick Welsh Revocable Trust directly beneficially owns 44,104 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Russell L. Carson directly beneficially owns 44,261 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

The Bruce Anderson Living Trust directly beneficially owns 44,104 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Thomas E. McInerney directly beneficially owns 44,166 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Robert A. Minicucci directly beneficially owns 36,061 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Anthony J. de Nicola directly beneficially owns 35,412 shares of Common Stock or less than 0.1% of the Common Stock outstanding. Anthony J. de Nicola indirectly beneficially owns (i) 1,331 shares of Common Stock or less than 0.1% of the Common Stock outstanding held by deNicola Holdings, L.P and (ii) an aggregate 81 shares of Common Stock or less than 0.1% of the Common Stock outstanding held in three trusts for the benefit of his children.

Paul B. Queally directly beneficially owns 36,691 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Jonathan M. Rather directly beneficially owns 11,105 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John D. Clark directly beneficially owns 10,444 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sanjay Swani directly beneficially owns 10,444 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

D. Scott Mackesy directly beneficially owns 11,328 shares of Common Stock, including shares held in his IRA account, or less than 0.1% of the Common Stock outstanding.

Eric J. Lee directly beneficially owns 1,243 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John Almeida, Jr. directly beneficially owns 2,876 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sean M. Traynor directly beneficially owns 2,876 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

(c)       On December 16, 2008, WCAS IX distributed in kind 2,000,000 shares of Common Stock to its partners, including 166,370 shares to WCAS IX Associates (the “GP Shares”), and immediately thereafter WCAS IX Associates distributed such GP Shares to its members.

(d)       Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 16, 2008

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By: WCAS IX Associates LLC, General Partner

By:	/s/ David Mintz
Attorney-in-Fact

WCAS IX ASSOCIATES LLC

By:	/s/ David Mintz
Attorney-in-Fact